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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under
Section 14(d)(4) of the Securities Exchange Act of 1934

ORBITZ, INC.
(Name of Subject Company)

ORBITZ, INC.
(Name of Persons Filing Statement)

CLASS A COMMON STOCK, PAR VALUE $0.001 PER SHARE
CLASS B COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

68556Y 10 0
(CUSIP Number of Class A Common Stock)
(No CUSIP for Class B Common Stock)

Jeffrey G. Katz, Chairman, President and Chief Executive Officer
Orbitz, Inc.
200 S. Wacker Drive, Suite 1900
Chicago, Illinois 60606
(312) 894-5000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Persons Filing Statement)

With copies to:

 Mark D. Gerstein, Esq.
Latham & Watkins LLP
233 S. Wacker Drive, Suite 5800
Chicago, Illinios 60606
(312) 876-7700

☒
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Cendant Corporation Agrees to Acquire
Orbitz, Inc. for $1.25 Billion; $1.05 Billion Net of Acquired Cash

Cendant to Acquire All Orbitz Shares for $27.50 Per Share in Cash
Company Anticipates Pre-Tax Merger Synergies of Approximately $65 Million in 2005
and $120 Million in 2006 Before Related Costs

        NEW YORK and CHICAGO, September 29, 2004—Cendant Corporation (NYSE:CD) and Orbitz, Inc. (Nasdaq: ORBZ) announced today that they have reached a definitive agreement for the acquisition by Cendant of all the shares of Orbitz for $27.50 per share in cash. The transaction has a fully diluted equity value of approximately $1.25 billion. Orbitz is debt-free and, as of June 30, 2004, had approximately $200 million of cash on hand. The transaction has been approved by the boards of directors of both companies, but is still subject to regulatory and other approvals.

        Under the terms of the definitive agreement, a wholly-owned subsidiary of Cendant will commence simultaneous cash tender offers to acquire all Orbitz outstanding Class A and Class B shares at a price of $27.50 per share. Following successful completion of the tender offers, any remaining shares of Orbitz will be acquired in a cash merger at the same price.

        "The addition of Orbitz and its outstanding management team to our portfolio of travel distribution businesses immediately places Cendant in a leading competitive position in the domestic on-line travel distribution business. The transaction provides a foundation for significant synergies in technology, fulfillment and operations, which will allow both Orbitz and CheapTickets to continue to aggressively market and promote their respective brands while increasing profitability," said Samuel L. Katz, chairman and CEO, Cendant Travel Distribution Services Division. "The transaction expands the Travel Distribution Services Division's distribution capabilities, providing more choices for consumers, suppliers, corporations and travel agents. Our increased scale and relevance, combined with the transaction synergies, will provide considerable benefits to both customers and our shareholders."

        "The Orbitz acquisition fits perfectly with Cendant's articulated goal to be among the leaders in every business in which we participate," said Ronald L. Nelson, Cendant's Chief Financial Officer. "We will use the proceeds from the sale of Jackson Hewitt, a non-core unit, along with additional cash on hand, to acquire a strategic asset with near and long-term growth opportunities. The transaction also meets all of our previously defined acquisition parameters: it is strategic to our Travel Distribution Services Division; it substantially strengthens our competitive position by adding management talent and enhancing our travel technology capabilities; and it is accretive within the first year of the acquisition."

        "This transaction will deliver immediate and substantial value to all Orbitz shareholders," said Jeffrey Katz, chairman, president and CEO of Orbitz (who is unrelated to Samuel L. Katz). "The attractive premium reflects the quality and success of our unique and profitable approach to online travel. Our employees, customers, partners and suppliers will benefit from the greater resources and opportunities afforded as part of a larger company. And we're pleased that the consumer-friendly and supplier-friendly aspects of the Orbitz model will go forward due to Cendant's agreement to continue providing unbiased fare displays on Orbitz.com and to maintain Orbitz Charter Associate and Supplier Link contracts providing low distribution costs."

        Cendant intends to maintain both the Orbitz and CheapTickets businesses as differentiated consumer brands in the leisure travel sector. In the corporate travel sector, customers will be able to choose between Travelport and Orbitz for Business, using the best of what each brand has developed. The integration plans anticipate that CheapTickets and Travelport will combine their technology platforms and operations to form a common platform with Orbitz, based in Chicago.

        The transaction is expected to be completed in November. Assuming this completion date, Cendant has estimated the following effects on its future results.

	2004 (a)			2005			2006
	Amounts in millions, except per share amounts.
Orbitz net revenues	$35.0	–	$40.0	$340.0	–	$380.0	$390.0	–	$430.0
Orbitz EBITDA (b)	$8.0	–	$8.5	$61.0	–	$64.0	$77.0	–	$80.0
Incremental depreciation and amortization (c)	$(16.0)	–	$(14.0)	$(49.0)	–	$(42.0)	$0.0	–	$0.0
Estimated synergies (d)	$0.0	–	$0.0	$60.0	–	$70.0	$105.0	–	$135.0
Integration and other costs (e)	$(27.0)	–	$(23.0)	$(25.0)	–	$(20.0)	$(15.0)	–	$(8.0)

Incremental operating income (f)	$(35.0)	–	$(28.5)	$47.0	–	$72.0	$167.0	–	$207.0
Incremental EPS (g)	$(0.02)	–	$(0.02)	$0.00	–	$0.01	$0.07	–	$0.09
Incremental net cash provided by (used in) operating activities	$(5.0)	–	$0.0	$100.0	–	$120.0	$190.0	–	$235.0
Incremental capital expenditures	$(6.0)	–	$(6.0)	$(35.0)	–	$(30.0)	$(15.0)	–	$(10.0)

Incremental free cash flow	$(11.0)	–	$(6.0)	$65.0	–	$90.0	$175.0	–	$225.0

(a)
From expected closing date to year-end.

(b)
EBITDA is defined as operating income before depreciation and amortization. This presentation of EBITDA may not be comparable to similarly titled measures used by other companies.

(c)
Represents the estimated effect of accelerated depreciation and amortization.

(d)
Represents the expected effect of estimated cost savings of the combined operations and greater estimated conversion rates and higher percentage of non-air sales in the CheapTickets business as a result of the migration to the Orbitz platform.

(e)
Represents the expected effect of integration activities, Orbitz employee stock options and other related activities.

(f)
The estimated operating income will be predominantly reflected in the Travel Distribution Services segment's future results, but a portion will also benefit Cendant's other travel-related segments.

(g)
Incremental EPS is computed by dividing the estimated diluted weighted average shares of common stock outstanding of 1.073 billion in 2004 and 1.088 billion in 2005 and 2006 into estimated incremental net income resulting from the transaction.

        These preliminary estimates are expected to be refined as the management teams at Cendant and Orbitz work together to develop integration plans over the coming months.

        Assuming the transaction is completed in the fourth quarter, Cendant anticipates that it will be able to offset the impact of transaction-related expenses and integration charges in the fourth quarter of 2004 with the favorable settlement of certain tax matters currently under review by the IRS. Cendant expects to update its fourth quarter outlook for this matter and other factors when it announces financial results for the third quarter on October 20, 2004.

        Citigroup Global Markets, Inc. served as financial advisor to Cendant and Skadden Arps Slate Meagher & Flom LLP acted as its legal advisor. Credit Suisse First Boston LLC served as financial advisor to Orbitz and Latham & Watkins LLP acted as legal advisor to Orbitz. In connection with the Orbitz board of directors' approval of the transaction, Credit Suisse First Boston rendered an opinion as to the fairness from a financial point of view of the transaction price. The Orbitz board of directors also established a special committee of independent directors to separately evaluate the transaction on behalf of Orbitz Class A (public) shareholders. Merrill Lynch & Co. served as financial advisor to the special committee of the Orbitz board of directors and Winston & Strawn LLP acted as the special committee's legal advisor. After reviewing the terms of the proposed transaction and receiving an opinion from Merrill Lynch that the $27.50 per share consideration to be received by the public holders of Orbitz Class A common shares is fair from a financial point of view, the special committee recommended that the Orbitz board approve the Cendant transaction. The members of the special committee are Scott D. Miller, Denise K. Fletcher and Marc L. Andreessen.

        The consummation of the transaction is subject to certain conditions, including the tender of a specified number of the shares of Orbitz, receipt of regulatory approvals, and other customary conditions. In addition, certain of Orbitz stockholders, including all of its airline stockholders, who collectively own approximately 61 percent of the fully diluted shares outstanding of Orbitz, have agreed to tender their shares to Cendant in the transaction.

Notice To Investors

        This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offers for the outstanding shares of Orbitz common stock described in this announcement has not commenced. At the time the offers are commenced, a Cendant subsidiary will file a tender offer statement with the Securities and Exchange Commission, and Orbitz will file a solicitation and recommendation statement with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to Orbitz security holders at no expense to them. In addition, all of those materials (and all other offer documents filed with the Securities and Exchange Commission) will be available at no charge on the Securities and Exchange Commission's Website at http://www.sec.gov/.

About Orbitz

        Orbitz is a leading online travel company that enables travelers to search for and purchase a broad array of travel products, including airline tickets, lodging, rental cars, cruises and vacation packages. Since launching its Web site to the general public in June 2001, Orbitz has become the third largest online travel site based on gross travel bookings. On http://www.orbitz.com, consumers can search more than 455 airlines, as well as rates at tens of thousands of lodging properties worldwide and at 22 car rental companies.

About Cendant Travel Distribution Services

        Cendant Corporation's (NYSE: CD) Travel Distribution Services Division, is one of the world's largest and most geographically diverse collections of travel brands and distribution businesses. The division, employing nearly 5,000 people in more than 116 countries, includes: Galileo, a leading global distribution system (GDS), serving more than 44,000 travel agencies and over 60,000 hotels; hotel distribution and services businesses (TRUST, THOR, WizCom and Neat Group); leading online travel agencies (CheapTickets.com, Lodging.com, HotelClub.com and RatesToGo.com); Shepherd Systems, an airline market intelligence company; Travelwire, an international travel technology and software company; Travel 2/Travel 4, a leading international provider of long-haul air travel and travel product consolidator; and Travelport, a provider of online global corporate travel management solutions.

About Cendant Corporation

        Cendant Corporation is primarily a provider of travel and residential real estate services. With approximately 90,000 employees, New York City-based Cendant provides these services to businesses and consumers in over 100 countries. More information about Cendant, its companies, brands and current SEC filings may be obtained by visiting the Company's Web site at http://www.cendant.com or by calling 877-4INFOCD (877-446-3623).

        Statements about the expected effects on Cendant of the acquisition of Orbitz, statements about the expected timing and scope of the acquisition, statements about estimated synergies and integration costs and all other statements in this release other than historical facts are forward-looking statements. Forward-looking statements include information about possible or assumed future financial results and usually contain words such as "believes," "intends," "expects," "anticipates," "estimates", or similar expressions. These statements are subject to risks and uncertainties that may change at any time, and, therefore, actual results may differ materially from expected results due to a variety of factors, including but not limited to, the satisfaction of the conditions to closing of the offer, and Cendant's ability to successfully integrate the operations and employees of Orbitz, as well as the additional factors which are reflected in the respective annual reports on Form 10-K of Cendant and Orbitz for the year ended December 31, 2003, as well as in their more recent filings with the Securities and Exchange Commission. We caution investors not to place undue reliance on the forward-looking statements contained in this press release. These statements speak only as of the date of this press release, and we undertake no obligation to update or revise the statements, risks or reasons. All forward-looking statements are expressly qualified in their entirety by this cautionary statement.

Cendant Media Relations Contacts:	Cendant Investor Relations Contacts:
Cendant Travel Distribution Services Division Kate Sullivan 973-496-4540	Sam Levenson 212-413-1832
Cendant Corporation Elliot Bloom 212-413-1832	Henry A. Diamond 212-413-1920
Jonathan Mairs Ogilvy Public Relations Worldwide 212-880-5353
Orbitz Media Relations Contacts:	Orbitz Investor Relations Contact:
Carol Jouzaitis 312-894-4774	Frank Petito 312-894-4830
Steve Frankel Abernathy McGregor 212-371-5999

To:    All Employees

From:    Jeffrey G. Katz

Date:    September 29, 2004

Good Morning Orbitz.......Special Edition

        I have some important news to share with you this morning...the Orbitz Board of Directors has approved, and Orbitz has signed a merger agreement for our company to be acquired by the Cendant Corporation in a cash transaction of $27.50 per share. The transaction is expected to close sometime in the fourth quarter.

        There will be an all-employee session at 10:30 this morning at the Hyatt Regency Hotel (151 East Wacker) to walk you all through the details, but let me convey a few important highlights of what this means to you, and to Orbitz. First of all, what was most attractive to Cendant were our talented employees and the brand, product, and strong customer (and supplier) relationships that you have built. Upon these strengths, the strategy will be to build upwards and outwards. For example, a basic component of strategy will be to utilize Orbitz' core technologies as the underlying architecture of all of the Cendant Travel Distribution Services Division's brands and products. That will very likely mean more jobs, more challenging business problems to tackle, new technology jumps to make...in Chicago. Another example is to leverage the tremendous customer care and service capabilities that we have created. There are many other examples, and we believe there are many things we can gain from Cendant's capabilities...such as their purchasing power, extensive international operations, their broad connectivity solutions for hotel and car, or their considerable operating expertise in the hotel and car business (Cendant owns Avis, Budget, Ramada...for those who didn't know).

        The Orbitz brand and growth strategy will continue as we've planned. Growing our hotel revenues strongly, accelerating packaging into our product mix, improving upon our leadership in air, and driving even more growth in corporate travel revenues will be very important to making Cendant's acquisition pay back handsomely. Capitalizing on customer care, improving our brand's ability to drive traffic to the site, retooling our marketing online/onsite to improve efficiency and conversion will also be very important regardless of our ownership structure.

        There will be new projects and changes, to be sure. Over the course of the next 60 to 90 days, we'll spend a lot of time outlining what this means to your role, to your goals for 2005, and to your project list. For most of you, this change will mean more responsibility and more impact on the marketplace. It will certainly mean new colleagues to meet in a much bigger company. It will mean a faster path to international growth. Once we've settled into it, this new ownership for Orbitz should result in more stability for employees, and more "scale" in all of our businesses and all of our relationships.

        I recognize that change...and this is a big one...always brings challenges, but also opportunities. This transaction will bring new resources to get your job done, and to move your own career forward. It will allow Orbitz to be even more impactful in the marketplace...and that ought to be energizing, and certainly fun.

        I look forward to discussing the details with you as the process moves forward. We'll need the coming weeks, at least, for us to provide you with all the details and "what ifs" that I'm sure you'll want answers to before you feel focused.

        But...this is still Orbitz. Our priorities are unchanged...revenue growth is what we are about, and customer care. Now, and in the future, that is what we get paid to do deliver.

See you later this morning.

Rock 'n roll!

Jeff Katz
CEO

Notice to Investors
This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offers for the outstanding shares of Orbitz, Inc. common stock described in this announcement have not commenced. At the time the offers are commenced, Cendant Corporation or its affiliate will file a tender offer statement on Schedule TO with the Securities and Exchange Commission, and Orbitz, Inc. will file a solicitation/recommendation statement on Schedule 14D-9. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that Orbitz's security holders should read carefully before any decision is made with respect to the tender offers. Those materials will be made available to Orbitz's security holders at no expense to them. In addition, all of those materials (and all other offer documents filed with the Securities and Exchange Commission) will be available at no charge on the Securities and Exchange Commission's Website at http://www.sec.gov/.

Key Messages: Orbitz for Business Customers
Sept. 29, 2004

  •
  I'm writing/calling to tell you some exciting news.

  •
  Cendant Corporation and Orbitz announced today that they have reached a definitive agreement for the acquisition by Cendant of all the shares of Orbitz for $27.50 per share in cash.

  •
  We expect that the tender offer will close in about 30 business days.

  •
  In the meantime, it's business as usual during this transition. We intend to keep providing the same savings, smart features and exceptional service you've always expected of us.

  •
  OFB and Travelport will be kept as separate brands that will complement each other.

  •
  Customers will be able to choose between OFB and Travelport, which will share Orbitz' technology platform.

  •
  OFB will continue to be headquartered in Chicago. It's anticipated that the majority of Orbitz leadership will stay and that the company's presence here will be expanded.

  •
  The larger company will have greater resources and scale to grow and develop enhanced offerings and more choices for customers.

Notice To Investors

        This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offers for the outstanding shares of Orbitz, Inc. common stock described in this announcement have not commenced. At the time the offers are commenced, Cendant Corporation or its affiliate will file a tender offer statement on Schedule TO with the Securities and Exchange Commission, and Orbitz, Inc. will file a solicitation/recommendation statement on Schedule 14D-9. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that Orbitz's security holders should read carefully before any decision is made with respect to the tender offers. Those materials will be made available to Orbitz's security holders at no expense to them. In addition, all of those materials (and all other offer documents filed with the Securities and Exchange Commission) will be available at no charge on the Securities and Exchange Commission's Website at http://www.sec.gov/.

Key Messages: Consumers (Call Center)
Sept. 29, 2004

  •
  We at Orbitz are confident that this transition will be transparent to our customers.

  •
  We intend to provide the same great customer service you've always expected of us.

  •
  Orbitz will continue to provide unbiased fare displays.

  •
  The larger company will have greater resources and scale to grow and develop enhanced offerings and more choices for consumers.

  •
  Thank you for your business. We look forward to serving you in the future.

Notice To Investors

        This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offers for the outstanding shares of Orbitz, Inc. common stock described in this announcement have not commenced. At the time the offers are commenced, Cendant Corporation or its affiliate will file a tender offer statement on Schedule TO with the Securities and Exchange Commission, and Orbitz, Inc. will file a solicitation/recommendation statement on Schedule 14D-9. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that Orbitz's security holders should read carefully before any decision is made with respect to the tender offers. Those materials will be made available to Orbitz's security holders at no expense to them. In addition, all of those materials (and all other offer documents filed with the Securities and Exchange Commission) will be available at no charge on the Securities and Exchange Commission's Website at http://www.sec.gov/.

Key Messages: Partners/Suppliers
Sept. 29, 2004

  •
  I'm writing/calling to tell you some exciting news.

  •
  Cendant Corporation and Orbitz announced today that they have reached a definitive agreement for the acquisition by Cendant of all the shares of Orbitz for $27.50 per share in cash.

  •
  We expect that the tender offer will close in about 30 business days.

  •
  In the meantime, it's business as usual during this transition. We don't anticipate changes in our business relationship

  •
  Valued partners and suppliers will continue to benefit from our low distribution costs and Orbitz's supplier- friendly approach.

  •
  Cendant will keep Orbitz' contracts with charter associates and Supplier Link customers and will maintain its unbiased fare displays.

  •
  The greater resources and opportunities of a larger company will enable us to offer more choices for consumers and suppliers.

  •
  Key Orbitz operating management is expected to be retained by Cendant.

  •
  Orbitz and Orbitz for Business brands will be kept. It's anticipated that Cendant's CheapTickets and Travelport will share Orbitz' innovative technology platform.

  •
  The company will continue to be headquartered in Chicago. It's anticipated that the majority of Orbitz leadership will stay and that our presence here will be expanded.

Notice To Investors

        This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offers for the outstanding shares of Orbitz, Inc. common stock described in this announcement have not commenced. At the time the offers are commenced, Cendant Corporation or its affiliate will file a tender offer statement on Schedule TO with the Securities and Exchange Commission, and Orbitz, Inc. will file a solicitation/recommendation statement on Schedule 14D-9. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that Orbitz's security holders should read carefully before any decision is made with respect to the tender offers. Those materials will be made available to Orbitz's security holders at no expense to them. In addition, all of those materials (and all other offer documents filed with the Securities and Exchange Commission) will be available at no charge on the Securities and Exchange Commission's Website at http://www.sec.gov/.

Key Messages: Business Partner/Vendors
Sept. 29, 2004

  •
  I'm writing/calling to tell you some exciting news.

  •
  Cendant Corporation and Orbitz announced today that they have reached a definitive agreement for the acquisition by Cendant of all the shares of Orbitz for $27.50 per share in cash.

  •
  We expect that the tender offer will close in about 30 business days.

  •
  In the meantime, it's business as usual during the transition. We don't anticipate any change to our business relationship.

  •
  We need to stay focused on delivering the business results we've agreed on for 2004.

  •
  The greater resources and opportunities of a larger company will enable us to accelerate our growth in the online travel sector and offer more choices for consumers and suppliers.

  •
  Key Orbitz operating management is expected to be retained by Cendant.

  •
  Orbitz and Orbitz for Business brands will be kept. It's anticipated that Cendant's CheapTickets and Travelport will share Orbitz' innovative technology platform.

  •
  The company will continue to be headquartered in Chicago. It's anticipated that the majority of Orbitz leadership will stay and that our presence here will be expanded.

Notice To Investors

        This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offers for the outstanding shares of Orbitz, Inc. common stock described in this announcement have not commenced. At the time the offers are commenced, Cendant Corporation or its affiliate will file a tender offer statement on Schedule TO with the Securities and Exchange Commission, and Orbitz, Inc. will file a solicitation/recommendation statement on Schedule 14D-9. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that Orbitz's security holders should read carefully before any decision is made with respect to the tender offers. Those materials will be made available to Orbitz's security holders at no expense to them. In addition, all of those materials (and all other offer documents filed with the Securities and Exchange Commission) will be available at no charge on the Securities and Exchange Commission's Website at http://www.sec.gov/.

Key Messages: Government / Civic Officials
Sept. 29, 2004

  •
  I'm writing/calling to tell you some exciting news.

  •
  Cendant Corporation and Orbitz announced today that they have reached a definitive agreement for the acquisition by Cendant of all the shares of Orbitz for $27.50 per share in cash.

  •
  Consumers and suppliers will continue to benefit from our uniquely low distribution costs and unbiased fare displays.

  •
  Cendant will keep Orbitz' contracts with charter associates and Supplier Link customers and will maintain its commitment to unbiased fare displays.

  •
  The airlines will no longer have ownership stakes in Orbitz.

  •
  The greater resources and opportunities of a larger company will enable us accelerate our growth and offer more choices for consumers and suppliers.

  •
  Key Orbitz operating management is expected to be retained by Cendant.

  •
  Orbitz and Orbitz for Business brands will be kept. It's anticipated that Cendant's CheapTickets and Travelport will share Orbitz' innovative low-cost technology platform.

  •
  The company will continue to be headquartered in Chicago. It's anticipated that the majority of Orbitz leadership will stay and that our presence here will be expanded.

  •
  We expect that the tender offer will close in about 30 business days.

  •
  In the meantime, it's business as usual during this transition.

Notice To Investors

        This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offers for the outstanding shares of Orbitz, Inc. common stock described in this announcement have not commenced. At the time the offers are commenced, Cendant Corporation or its affiliate will file a tender offer statement on Schedule TO with the Securities and Exchange Commission, and Orbitz, Inc. will file a solicitation/recommendation statement on Schedule 14D-9. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that Orbitz's security holders should read carefully before any decision is made with respect to the tender offers. Those materials will be made available to Orbitz's security holders at no expense to them. In addition, all of those materials (and all other offer documents filed with the Securities and Exchange Commission) will be available at no charge on the Securities and Exchange Commission's Website at http://www.sec.gov/.

Key Messages: Media
Sept. 29, 2004

  •
  Today's transaction delivers immediate and substantial value to all Orbitz shareholders.

  •
  The attractive premium reflects the value and success of Orbitz' unique and profitable approach to online travel—most low fares and travel choices, ease of use, innovative search features, great technology, consumer/supplier-friendly approach.

  •
  Employees, customers and partners and suppliers will benefit from the greater resources and scale and opportunities of a larger company, enabling us to accelerate our growth as a leader in the attractive online travel segment.

  •
  Cendant will keep Orbitz' contracts with charter members and Supplier Link customers and will maintain its unbiased fare display.

  •
  Orbitz, Cheap Tickets and Travelport will remain differentiated brands, joining Orbitz in Chicago and using its technology platform.

Notice To Investors

        This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offers for the outstanding shares of Orbitz, Inc. common stock described in this announcement have not commenced. At the time the offers are commenced, Cendant Corporation or its affiliate will file a tender offer statement on Schedule TO with the Securities and Exchange Commission, and Orbitz, Inc. will file a solicitation/recommendation statement on Schedule 14D-9. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that Orbitz's security holders should read carefully before any decision is made with respect to the tender offers. Those materials will be made available to Orbitz's security holders at no expense to them. In addition, all of those materials (and all other offer documents filed with the Securities and Exchange Commission) will be available at no charge on the Securities and Exchange Commission's Website at http://www.sec.gov/.

TEXT OF E-MAIL TO AIRLINE AND CAR SUPPLIERS / PARTNERS

September 29, 2004

To Our Valued Suppliers and Business Partners:

        We are writing to tell you of some important news about Orbitz. This morning, we announced an agreement for Cendant to acquire our company for $27.50 per share, or about $1.25 billion. With 2003 sales close to $18 billion, Cendant is one of the world's largest travel providers. Importantly, our valued suppliers and business partners will continue to benefit from Orbitz' supplier- and consumer-friendly model, as Cendant will continue to provide unbiased fare displays and will honor all existing Orbitz Charter Associate and Supplier Link contracts, providing you with the low distribution costs you've come to enjoy from doing business with Orbitz.

        The logic of our partnership is compelling. By uniting our two strong companies with highly complementary strengths, we believe we will be creating tremendous opportunities for our suppliers, customers, employees and communities. As part of a larger company, Orbitz will benefit from greater resources and scale, enabling us to develop enhanced travel offerings and to accelerate our growth as a leader in the attractive online travel segment.

        Our success will continue to depend on our relationships with suppliers and partners like you. It is expected that Cendant will retain our key operating managers and the vast majority of the company's employees. Moreover, Orbitz and Orbitz for Business will remain distinct brands and the company will continue to be headquartered in Chicago.

        The transaction is expected to close sometime in the fourth quarter. In the meantime, it's business as usual during this transition. We are committed to ensuring that the transition is as seamless and transparent as possible, and we don't anticipate any significant change to our business relationship with you. You may conduct business with Orbitz in the manner to which you've become accustomed and speak with your same Orbitz partners.

        Orbitz and Cendant share many values that provide a common starting point for a combined company, including a deep commitment to our suppliers, customers, employees and communities. Should you have any further questions, please do not hesitate to contact me personally at [number]. Thank you for your loyal support.

Sincerely,

[Name]
[Title]

Notice To Investors

        This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offers for the outstanding shares of Orbitz, Inc. common stock described in this announcement have not commenced. At the time the offers are commenced, Cendant Corporation or its affiliate will file a tender offer statement on Schedule TO with the Securities and Exchange Commission, and Orbitz, Inc. will file a solicitation/recommendation statement on Schedule 14D-9. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that Orbitz's security holders should read carefully before any decision is made with respect to the tender offers. Those materials will be made available to Orbitz's security holders at no expense to them. In addition, all of those materials (and all other offer documents filed with the Securities and Exchange Commission) will be available at no charge on the Securities and Exchange Commission's Website at http://www.sec.gov/.

TEXT OF E-MAIL TO VENDORS AND BUSINESS PARTNERS

September 29, 2004

To Our Valued Vendors and Business Partners:

        We are writing to tell you of some important news about Orbitz. This morning, we announced an agreement for Cendant to acquire our company for $27.50 per share, or about $1.25 billion. With 2003 sales close to $18 billion, Cendant is one of the world's largest travel providers. By uniting our two strong companies with highly complementary strengths, we believe we will be creating tremendous opportunities for our suppliers and partners, customers, employees and communities. And, our success will continue to depend on our relationships with partners like you, who play an essential role in Orbitz's day-to-day operations.

        The logic of our partnership is compelling. As part of a larger company, Orbitz will benefit from greater resources, scale and opportunities, enabling us to develop enhanced travel offerings and to accelerate our growth as a leader in the attractive online travel segment. It is expected that Cendant will retain key operating managers and the vast majority of the company's employees. Moreover, the Orbitz and Orbitz for Business brands will be kept, and the company will continue to be headquartered in Chicago. Furthermore, it's anticipated that Cendant's Cheap Tickets and Travelport businesses will now share Orbitz's innovative technology platform based in Chicago.

        The transaction is expected to close sometime in the fourth quarter. In the meantime, it's business as usual during this transition. We are committed to ensuring that this transition is as seamless and transparent as possible, and we don't anticipate any significant change to our business relationship with you. You may continue to conduct business with Orbitz in the manner to which you've become accustomed and speak with your same Orbitz contacts.

Sincerely,

[Name]
[Title]

Notice To Investors

        This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offers for the outstanding shares of Orbitz, Inc. common stock described in this announcement have not commenced. At the time the offers are commenced, Cendant Corporation or its affiliate will file a tender offer statement on Schedule TO with the Securities and Exchange Commission, and Orbitz, Inc. will file a solicitation/recommendation statement on Schedule 14D-9. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that Orbitz's security holders should read carefully before any decision is made with respect to the tender offers. Those materials will be made available to Orbitz's security holders at no expense to them. In addition, all of those materials (and all other offer documents filed with the Securities and Exchange Commission) will be available at no charge on the Securities and Exchange Commission's Website at http://www.sec.gov/.

TEXT OF E-MAIL TO HOTEL SUPPLIERS

September 29, 2004

To Our Valued Suppliers and Business Partners:

        We are writing to tell you of some important news about Orbitz. This morning, we announced an agreement for Cendant to acquire our company for $27.50 per share, or about $1.25 billion. With 2003 sales close to $18 billion, Cendant is one of the world's largest travel providers. Importantly, our valued suppliers and business partners will continue to benefit from Orbitz' supplier- and consumer-friendly model, as Cendant will continue to provide unbiased fare displays and will honor all existing Orbitz Charter Associate and Supplier Link contracts, providing you with the low distribution costs you've come to enjoy from doing business with Orbitz.

        The logic of our partnership is compelling. By uniting our two strong companies with highly complementary strengths, we believe we will be creating tremendous opportunities for our suppliers, customers, employees and communities. As part of a larger company, Orbitz will benefit from greater resources and scale, enabling us to develop enhanced travel offerings and to accelerate our growth as a leader in the attractive online travel segment.

        Our success will continue to depend on our relationships with suppliers and partners like you. It is expected that Cendant will retain our key operating managers and the vast majority of the company's employees. Moreover, Orbitz and Orbitz for Business will remain distinct brands and the company will continue to be headquartered in Chicago.

        The transaction is expected to close sometime in the fourth quarter. In the meantime, it's business as usual during this transition. We are committed to ensuring that the transition is as seamless and transparent as possible, and we don't anticipate any significant change to our business relationship with you. You may conduct business with Orbitz in the manner to which you've become accustomed and speak with your same Orbitz partners.

        Orbitz and Cendant share many values that provide a common starting point for a combined company, including a deep commitment to our suppliers, customers, employees and communities. Should you have any further questions, please do not hesitate to contact me personally at [number]. Thank you for your loyal support.

Sincerely,

[Name]
[Title]

Notice To Investors

        This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offers for the outstanding shares of Orbitz, Inc. common stock described in this announcement have not commenced. At the time the offers are commenced, Cendant Corporation or its affiliate will file a tender offer statement on Schedule TO with the Securities and Exchange Commission, and Orbitz, Inc. will file a solicitation/recommendation statement on Schedule 14D-9. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that Orbitz's security holders should read carefully before any decision is made with respect to the tender offers. Those materials will be made available to Orbitz's security holders at no expense to them. In addition, all of those materials (and all other offer documents filed with the Securities and Exchange Commission) will be available at no charge on the Securities and Exchange Commission's Website at http://www.sec.gov/.

TEXT OF E-MAIL TO ORBITZ FOR BUSINESS CUSTOMERS

September 29, 2004

To Our Loyal Orbitz for Business Customers:

        We are writing to tell you of some important news about Orbitz. This morning, we announced a definitive agreement for Cendant to acquire our company for $27.50 per share, or about $1.25 billion. With 2003 sales close to $18 billion, Cendant is one of the world's largest travel providers. By uniting our two strong companies with highly complementary strengths, we believe we will be creating tremendous opportunities for not only our customers, but also for our employees, suppliers and communities.

        The logic of our partnership is compelling. As part of a larger company, Orbitz for Business will benefit from greater resources, scale and opportunities, enabling us to develop enhanced travel offerings and to accelerate our growth as a leader in the attractive online travel segment. For example, the Cendant product line would include both Orbitz for Business and Travelport, which will share a common technology platform based in Chicago.

        Our success will continue to depend on our people, who are the best in the business. Our top priorities are retaining our customers, valued suppliers and employees. Orbitz for Business and Travelport will remain distinct brands and will be headquartered in Chicago. As such, it is expected that Cendant will retain the vast majority of the company's employees.

        The transaction is expected to close sometime in the fourth quarter. We are committed to ensuring that this transition is as seamless and transparent as possible. Please rest assured that we will continue to provide you with the same savings, smart features and exceptional service you've come to expect from Orbitz for Business. You may continue to conduct business with us in the manner to which you've become accustomed and speak with your same company representatives.

        Orbitz and Cendant share many values that provide a common starting point for a combined company. We both have a strong focus on satisfying customers, delivering more travel choices and features. We also both share a deep commitment to our suppliers, employees and communities.

        Should you have any further questions, please do not hesitate to contact me personally. I may be reached at [number]. Thank you for your continued support.

Sincerely,

[Name]
[Title]

Notice To Investors

        This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offers for the outstanding shares of Orbitz, Inc. common stock described in this announcement have not commenced. At the time the offers are commenced, Cendant Corporation or its affiliate will file a tender offer statement on Schedule TO with the Securities and Exchange Commission, and Orbitz, Inc. will file a solicitation/recommendation statement on Schedule 14D-9. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that Orbitz's security holders should read carefully before any decision is made with respect to the tender offers. Those materials will be made available to Orbitz's security holders at no expense to them. In addition, all of those materials (and all other offer documents filed with the Securities and Exchange Commission) will be available at no charge on the Securities and Exchange Commission's Website at http://www.sec.gov/.

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Cendant Corporation Agrees to Acquire Orbitz, Inc. for $1.25 Billion; $1.05 Billion Net of Acquired Cash